TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD APPOINTS EXECUTIVE PROJECT DIRECTOR FOR CÔTÉ GOLD

AND ANNOUNCES SENIOR MANAGEMENT UPDATE

Toronto, Ontario, December 22, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") announces the appointment of Jerzy Orzechowski as Executive Project Director for the Côté Gold construction project ("Côté Gold") in Northeastern Ontario. The Company also announces that Daniella Dimitrov has taken on an expanded role on the senior management team, assuming responsibility for strategy and corporate development while she continues in her previous roles as Chief Financial Officer and Executive Vice President.

"On behalf of IAMGOLD's Board of Directors and management team, I welcome Jerzy to the role of Executive Project Director for Côté Gold and Daniella to her expanded responsibilities," said Gordon Stothart, President and Chief Executive Officer of IAMGOLD. "It is an exciting time for our company as we look to ensure that our portfolio of assets is optimized as we progress with the delivery of Côté Gold - which will be a long-life, low-cost, tier 1 asset that is expected to deliver an average of 316,600 ounces of gold annually to IAMGOLD at life of mine all-in sustaining costs of $802 per ounce - paving the way for IAMGOLD to achieve its goal of becoming a leading high-margin gold producer.

"Jerzy's appointment is effective immediately and follows his full review of the project.  His wealth of experience with large projects will be invaluable in bringing Côté from construction to production. The management of the project will report to Jerzy and he will report directly to the CEO and will be involved in the oversight of the project by the Côté Oversight Committee of the Board. His appointment reinforces the Company's dedication to ensure that the Côté Gold project is delivered as a model for Canadian mining for many years to come."

Mr. Orzechowski is a senior executive specializing in project development, management, engineering, construction and strategic planning with 40 years of experience working in various project execution strategies (EPC, EPCM, joint ventures, turn-key) and in all phases of large capital projects implementation and execution. He was most recently responsible for project organization, structuring and execution of the Timok copper project in Serbia as Vice President, Project Director and Managing Director of Rakita Doo, a Serbian 100%-owned subsidiary of Nevsun Resources. Prior to this, Mr. Orzechowski was Project Director, Africa for Kinross Gold, as well as Project Director for SNC Lavalin responsible for all EPCM activities to construct the EMAL Aluminum Smelter Complex in Abu Dhabi, UAE. Mr. Orzechowski has a Master's Degree in Science, Electrical Engineering from Warsaw Polytechnic in Warsaw, Poland.

Ms. Dimitrov's new title is Chief Financial Officer and Executive Vice President, Strategy & Corporate Development. Prior to joining IAMGOLD in March 2021, she was Partner, Investment Banking at Sprott Capital Partners, President and CEO of Orvana Minerals, Executive Vice Chair of Baffinland Iron and COO of Dundee Securities. She holds a Global Executive M.B.A. from the Kellogg School of Management and Schulich School of Business as well as a law degree from the University of Windsor.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1  Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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